Sprint Corporation 6200 Sprint Parkway Overland Park, Kansas 66251	Paul W. Schieber, Jr. Vice President and Controller

September 1, 2015
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:    Larry Spirgel, Assistant Director
Joseph Cascarano, Senior Staff Accountant
Robert Shapiro, Staff Accountant

Re:    Sprint Corporation
Form 10-K for the Year Ended March 31, 2015
Filed May 26, 2015
File No. 001-04721

Ladies and Gentlemen:

Sprint Corporation, a Delaware corporation (“Sprint,” the “Company,” “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 18, 2015, with respect to the Company’s financial statements and related disclosures in our Annual Report on Form 10‑K for the fiscal year ended March 31, 2015, filed May 26, 2015.

Below are the Company’s responses. For the convenience of the Staff, we have repeated each of the Staff’s comments before the Company’s corresponding response.

Form 10-K for the fiscal year ended March 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.
Please tell us, and disclose if material, the impact of your new co-branded Radio Shack-Sprint retail stores on your future results of operations in terms of known trends, risks, and uncertainties. We note that you entered into a deal with Radio Shack in February 2015 to co-brand 1,750 stores in conjunction with Radio Shack’s bankruptcy filing. Please refer to Item 303(a)(3)(ii) of Regulation S-K. In addition, please tell us and disclose, if material, the impact on your liquidity of any leases, subleases, or other contractual commitments you have incurred for the co-branded stores. Please refer to Item 303(a)(1) and Item 303(a)(5) of Regulation S-K.

Response:

Effective April 1, 2015, Sprint entered into a Master Assignment and Mass Sublease Agreement with General Wireless Inc., who acquired 1,743 retail outlets of RadioShack Corporation (RadioShack) pursuant to a bankruptcy auction. Under the arrangement, General Wireless Inc.

Securities and Exchange Commission
September 1, 2015

and Sprint are establishing co-branded Sprint-RadioShack retail stores at 1,435 locations throughout the United States. The co-branded stores are exclusively selling or leasing Sprint devices and service plans as well as RadioShack products. Under the terms of the arrangement, the leases for approximately 530 stores will be assigned by General Wireless Inc. to Sprint, and Sprint will sublease space in approximately 905 stores.

In accordance with Item 303(a)(3)(ii) of Regulation S-K, we considered whether the arrangement with RadioShack had or is reasonably expected to have a material favorable or unfavorable impact on revenues or income from continuing operations and/or cause a material change in the relationships between costs and revenues. We use a variety of sales channels to attract new subscribers of wireless services, including our own retail stores owned and operated by us as well as indirect sales agents and third-party retailers such as RadioShack. Historically, these 1,435 stores were part of our indirect sales channel, but following the arrangement with General Wireless Inc. they are now part of the Company’s direct retail footprint.

We did not expect there to be a material change in the revenue and cost structure as a result of the RadioShack bankruptcy and this arrangement with General Wireless Inc. The level of operating revenue and operating expenses derived from the RadioShack sales channel for our fiscal year ended March 31, 2015 was not material as it represented less than 5% of total operating revenues and operating expenses, respectively. Accordingly, the revenues and operating expenses from the RadioShack sales channel recognized in our historical financial statements did not constitute a material portion of total operating revenues and expenses of Sprint. Additionally, we analyzed the current projections of future revenues and expenses under our arrangement with General Wireless, Inc. and we expect there will not be significant changes in future revenues and expenses as compared to our former relationship with RadioShack. In fact, we expect future operating revenues and expenses resulting from this arrangement over each of the next couple of years to continue to be less than 5% of our total operating revenues and expenses, respectively. To date, the actual results generated from our relationship with General Wireless Inc. were in-line with our expectations and remain immaterial as compared to our consolidated results.

Pursuant to Item 303(a)(1) and Item 303(a)(5) of Regulation S-K, we also considered the impacts on the Company’s liquidity position and contractual obligation disclosures resulting from the arrangement with General Wireless Inc. The total estimated operating lease obligations for all 1,435 stores, excluding sub-lease rental income, is expected to be approximately $115 million. The future operating lease obligations associated with the co-branded stores as a percentage of total Sprint operating leases (i.e., cell sites, real estate, etc.) and total contractual obligations is less than 5% for any period included in our Future Contractual Obligations table within the Management’s Discussion and Analysis of Financial Condition and Results of Operations. As a result, we believe that the financial impact of the agreement with General Wireless Inc. will not be material to the Company’s liquidity position and future contractual obligations. We will continue to monitor the impact of this arrangement to our financial statements and our liquidity and will provide further disclosures should it become material in future periods. The operating lease obligations will be included in our Future Contractual Obligations table in our Annual Report on Form 10-K for the fiscal year ended March 31, 2016.

Securities and Exchange Commission
September 1, 2015

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies and Other

2.
Regarding the leasing of devices to customers and their contractual terms, please explain in detail how you determined that substantially all of your device leases meet the criteria as operating rather than financing leases. Also, please explain how the contractual terms of leased devices differs from the financing terms under the equipment installment plan.

Response:

As of March 31, 2015, we disclosed that substantially all of our device leases were operating leases because of the approximately three million devices leased to our customers as of that date, only approximately seven thousand (or less than one quarter of one percent) were sales-type leases. Our device lease agreements typically include a contractual term of 24 months and a fixed-price purchase option at the end of the term. At the end of the lease term, the customer has the option to: 1) return the device; 2) return the device and enter into a separate transaction for a new device; 3) purchase the device; or 4) convert the arrangement to a month-to-month lease. If a customer elects to convert the arrangement to a month-to-month lease, the purchase option is no longer fixed. The price the customer will be required to remit if he or she elects to exercise the purchase option will be the fair market value of the device at the date of exercise.

The classification of our device leases is determined at the inception of the lease agreement based on the guidance in ASC 840-10-25-1 and 840-10-25-41 through 43. The results of our evaluation of ASC 840-10-25-1 for our operating leases were as follows:

•	There were no provisions permitting the transfer of ownership to the customer or lessee for free or for a nominal amount after the term of their lease;

•
At the outset of the arrangements, we compared the fixed-price purchase option for the device to the expected fair value of the device at the end of the lease term and concluded that our agreements did not contain bargain purchase options;

•
We compared the lease term to the estimated economic life of the device and determined that the lease term was less than 75% of the estimated economic life of the handset. The “estimated economic life” is defined in the Codification as “the estimated remaining period during which the property is expected to be economically usable by one or more users, with normal repairs and maintenance, for the purpose for which it was intended at lease inception, without limitation by the lease term.” In determining the estimated economic life for a device, we considered various internal and external data points including, but not limited to, external reports regarding lives of handsets, replacement cycles, economic values, operating system upgrades, and functionality in secondary markets. We evaluate the lease term by device class because the estimated economic life of a device can be affected by a number of factors, including, among other things, the quality of their construction and the durability and efficiency of their component parts. Generally, the minimum economic life of our handsets is estimated to be greater than three years;

Securities and Exchange Commission
September 1, 2015

•
We calculated the present value of the minimum lease payments using the rate implicit in the lease and compared it to the fair value of the device at lease inception. Because we sell devices to our customers, the fair value of the leased property was based on the normal selling price of the device. Our calculation, which included consideration of any down payments, yielded an amount that was less than 90% of the fair value of the device.

For those lease agreements that meet one or more of the above criteria, we then evaluate the provisions of ASC 840-10-25-41 through 43 for classification purposes. As noted above, as of March 31, 2015, an immaterial number of leases within our device lease portfolio were determined to be sales-type leases.

There are several differences between the contractual terms of our equipment installment plan (EIP) and our leasing agreements. When analyzing these differences, we considered the guidance in ASC 840-10-55-12 through 55-25 (formerly EITF Issue 95-1). The following represent the most substantial differences in those terms:

•
Under our EIP, legal title and control of the device is relinquished to the customer at the point of sale. Title does not pass to the customer under a lease agreement unless the customer elects to exercise his or her option to purchase the device at the end of the lease term. Otherwise, the customer must return the device to us at the end of the lease term in good working order.

•
Under our EIP, a customer is not obligated to Sprint for the condition of his or her device. Under a lease agreement, in the event of theft of the device or unreasonable or excessive wear and tear of the device such as cracked housing or display or liquid damage, a customer would be required to compensate Sprint for the damage to, or the loss of, the device.

•
Our EIP allows a customer to pay a fixed price for a device over a stated period (e.g. suggested retail price divided by 24 months). There are no additional device fees if the customer continues to use the device once the installment payments have been completed. Under the leasing agreement, if a customer continues to use his or her device after the end of the lease term, the customer must continue to remit the monthly rental amount until the customer returns the device to us in good working order or exercises an option to purchase the device.

•
Certain EIP customers have the option to trade-in their devices prior to the full satisfaction of their EIP. As of March 31, 2015, less than 5% of our postpaid handset customer base had elected to purchase this right for an incremental fee. In order to exercise the fixed-price trade-in right, the customer must return the device as payment for the then outstanding balance and enter into a second at-market transaction for a new device. The fixed-price trade-in right is accounted for as a guarantee under the provisions of ASC 460. A customer who does not exercise his or her fixed-price trade-in right is not required to return the device to us. Under a lease agreement, the customer is always obligated to return the device to us or purchase it at the end of the term.

Securities and Exchange Commission
September 1, 2015

•
If an EIP customer terminates his or her contract prior to remitting all payments due under the installment contract, the remaining balance becomes due immediately; however, the customer is not required to return the device to us. Returning the device to us is not an option to satisfy the remaining balance due. Under a lease agreement, when a customer terminates the lease early, the customer must pay the remaining lease payments for the contractual term, and the customer must return the device to us in good working order. If the customer does not return the device, the customer is charged a non-return fee in addition to the remaining lease payments.

Contractually, our lease agreements convey the right to use a specific device to a customer for a period of time and would fall in the scope of ASC 840, whereas our EIP involves the sale of a device to a customer at a point in time and is within the scope of ASC 605.

Note 3. Significant Transactions

Accounts Receivable Facility, pages F-21 through F-23

3.
Please provide us your analysis in the determining the identity of the primary beneficiary of the Conduits, if any, which you have determined are variable interest entities. Also, as you note that your specific assets in the Conduits represent less than 50% of total activity of the variable interest entity, please refer to ASC 810-10-25-55 through 25-58 in your response.

Response:

We respectfully advise the Staff that we concluded that although Sprint holds an interest in specified assets of the Conduits, it does not have a variable interest in the Conduits based on the guidance in ASC 810-10-25-55, as further outlined below. Therefore, it could not be the primary beneficiary of the Conduits if the Conduits were variable interest entities (VIEs).

Sprint has contractual rights, in the form of deferred purchase prices, for accounts receivable that Sprint sold to the Conduits (Receivables); however, Sprint does not have any other contractual, ownership or other interests in any of the Conduit entities. The Conduits were formed to issue short-term asset-backed commercial paper interests to investors, and equity investments in such entities are typically nominal. For that reason, we concluded it was unlikely that the Conduits would be able to finance their activities without additional subordinated financial support. Based upon the Conduit program review documents published by a rating agency, we noted that the Conduits generally had credit support and liquidity support payment arrangements with sponsoring banks. Accordingly, we concluded that the Conduits were VIEs. We therefore considered whether our rights to the deferred purchase prices for sold Receivables were variable interests in the Conduits under the guidance in ASC 810-10-25-55 through 25-56 and we also considered whether we should treat a portion of the Conduits as separate VIEs under the guidance in ASC 810-10-25-57 through 25-58.

In accordance with ASC 810-10-25-55, we concluded that our rights to the deferred purchase prices for sold Receivables is not a variable interest in the VIEs because the estimated fair value of the Receivables sold to the Conduits is less than half of the estimated fair value of the total assets of the Conduits. We reached this conclusion by reviewing the aforementioned program

Securities and Exchange Commission
September 1, 2015

review documents, where we observed that the commitments of the individual Conduits to our Receivables Facility was less than 20% of their total commercial paper outstanding. Additionally, as noted above, Sprint does not have any other variable interests in any of the VIEs as a whole.

In considering whether we should treat a portion of the Conduits as separate VIEs in accordance with ASC 810-10-25-57 through 25-58, we considered whether such Receivables held by the Conduits are the only source of payment for specified liabilities or other specified interests. As noted above, the Conduits were established to issue short-term commercial paper to investors backed by the assets of multiple sellers; the Receivables sold by Sprint are not the sole source of repayment of any of the commercial paper liabilities issued by the Conduits. Rather, the Conduits use all of their assets aggregated from multiple sellers, supported by subordinated liquidity and credit support facilities, to meet their commercial paper obligations. Accordingly, we concluded that we did not need to treat a portion of the Conduits as a separate VIE “silo” since the Conduits are not structured to segregate and match specific liabilities with specific assets.

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In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact Paul W. Schieber, Jr. at (913) 794-3400 or John J. Mutrie, Jr. at (913) 439-4607. Thank you for your attention to this matter.

Very truly yours,

/s/ Paul W. Schieber, Jr.
Paul W. Schieber, Jr.
Vice President and Controller
(Principal Accounting Officer)

/s/ John J. Mutrie, Jr.
John J. Mutrie, Jr.
Assistant Controller